Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016

             December 12, 2014

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.

Re:	Tofutti Brands Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 28, 2013 Filed March 28, 2014 File No. 001-09009

Dear Mr. Hiller:

We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to me, dated December 4, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the “Form 10-K”).

We have repeated the comment in italics and set forth our response in plain type below.

Form 10-K for the Fiscal Year ended December 28, 2013

Financial Statements

Note 2 - Description of the Business and Summary of Significant Accounting Policies, page F-6

1.       We note disclosure indicating you operate in one segment. Please disclose the factors considered in formulating this view to comply with FASB ASC 280-10-50-21. Tell us how you concluded that your product groups are not segments. Additionally, it appears you should provide information about product sales to comply with FASB ASC 280-10-50-40, and information about sales and assets by geographic areas to comply with FASB ASC 280-10-50-41. In this regard, we note disclosure on page 3 of your Form 10-K that identifies the different product lines and subcategories you produce, including Frozen Desserts, Nondairy Soy-Based Cheese Products and Frozen Food Products. We also note from your disclosure on page 6 that you have domestic and international sales.

The Company respectfully submits that we have considered and followed the disclosure guidance in ASC 280-10-50-40 and ASC 280-10-50-21.  In review of the guidance under ASC 280-10-50-11, the Company views and considers our product mix, regardless of the variety, as similar products due to the fact all of the products are similar in nature as they are all:

 a) Non-dairy based products;

b) The raw materials and production are similar across the product mix;

c) The end users of the products are purchasing non-dairy based products;

d) The Company uses the same distributors for its various products;  and

e) The fact that all of our products fall under the regulatory review of the Food and Drug Administration in regards to nutritional information and labeling.

Additionally, under ASC 280-10-50, David Mintz, our President and Chief Executive Officer and the Chief Operation Decision Maker (CODM) "), as defined by ASC Topic 280, "Segment Reporting" ("ASC Topic 280"),  uses enterprise-wide financial information to assess financial performance and makes decisions with regard to resource allocation at the total enterprise level and based on our overall financial results of operations. He does not segregate data by specific products, such as the assets or liabilities associated with any product.  This is consistent with the financial information that is provided to the board of directors of the Company , which only reviews financial performance as on an enterprise basis.

Due to these factors, the Company believes the disclosure guidance under ASC 280-10-50-21 and ASC 280-10-50-40 was met.

In regards to the disclosure requirements under ASC 280-10-50-41, the Company acknowledges the Staff’s comment and confirms that it will include in future filings the components of revenue between domestic and foreign countries.  The added disclosure will be included in our footnotes commencing with our Form 10-K filing for the fiscal year ending December 27, 2014.  The Company expects that such future disclosure will be consistent with the following:

Revenues by geographical region are as follows (in thousands):
	December 27, 2014	December 28, 2013
Revenues by geography:
Americas	$	$
Europe
Asia Pacific
	$	$

Approximately _ % and _% of the Americas revenue in fiscal 2014 and 2013, respectively, is attributable to the United States. All of the Company’s assets are located in the United States.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our legal Counsel, Steven Glusband, at 212-238-8605, or me at 908-272-2400.

Very truly yours,

/s/Steven Kass
Steven Kass
Chief Financial Officer